

Mail Stop: 3628

March 1, 2016

Via E-mail
Ritu Chandy
Vice President – Finance and Chief Finance Officer
BMW Financial Services NA, LLC
300 Chestnut Ridge Road
Woodcliff Lake, New Jersey 07677

> **Re: BMW FS Securities LLC**
> **Amendment No. 1 to Registration Statement on Form SF-3**
> **Filed February 18, 2016**
> **File No. 333-208642**

Dear Ms. Chandy:

We have reviewed your response and amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 13, 2016 letter.

Form of Prospectus

Description of the Transfer and Servicing Agreements – Sale and Assignment of Receivables, page 106

1. We note your statement on page 107 that the repurchase obligation of BMW FS or BMW Bank "will constitute the sole remedy available to the Noteholders or the Issuing Entity for any uncured breach." We also note a similar provision in Section 3.03 of the Sale and Servicing Agreement filed as Exhibit 10.2, which states that the "sole remedy of the Issuer, the Indenture Trustee, the Noteholders and the Certificates…shall be to require such Seller to repurchase" a receivable. This appears to be inconsistent with your disclosure elsewhere throughout your prospectus and the provision in Section 11.02 of the Sale and Servicing Agreement granting Note Owners the ability to refer a dispute

over an unresolved repurchase request to dispute resolution. Please revise here and throughout your prospectus and transaction documents as necessary to be consistent with the remainder of your disclosure.

Part II Exhibits

Exhibit 4.1 Form of Indenture

2. We note your revisions to Section 6.02(f) of your Form of Indenture in response to prior comment 23 to provide that the conditions to the performance of certain actions by the Indenture Trustee do not apply to the ability of Noteholders and Verified Note Owners to use the asset representations review and investor communication provisions. We also note your disclosure on page 84 of your prospectus that the Indenture Trustee will be responsible for forwarding written requests by Noteholders and Verified Note Owners for the repurchase of assets due to an alleged breach of a representation or warranty to the applicable seller(s). Accordingly, we reissue prior comment 23 in part. Please further revise the provision in this section, and throughout your prospectus and transaction documents as necessary, to also state that the indemnification conditions for the performance of actions by the Indenture Trustee also do not apply to the ability of the Noteholders and Verified Note Owners to use the dispute resolution provision.

3. We note your statement in Section 13.01 that, if the indenture trustee receives a notice from the servicer "pursuant to Section 11.02 of the Sale and Servicing Agreement regarding the occurrence of a Delinquency Trigger," the indenture trustee has certain duties. Section 11.02 of the Sale and Servicing Agreement, however, addresses the dispute resolution provision rather than the process by which notice of the occurrence of a delinquency trigger will be provided, which appears to be addressed Section 11.01. Please revise this cross-reference and all other cross-references as necessary to both aid in investor understanding of the provisions and ensure accuracy.

Exhibit 10.6 Form of Asset Representations Review Agreement

4. We note in Section 3.05 that any Review Asset included in a prior asset representations review will not be tested again in a subsequent review. To the extent an asset representations review was conducted previously with respect to a Review Receivable, we do not object if such receivable is not included in any further asset representations reviews, unless either such receivable is the subject of a representation or warranty as of a date after the completion of the prior ARR or the asset representations reviewer has reason to believe that a prior asset representations review was conducted in a manner that would not have ascertained compliance with a specific representation or warranty. In the absence of such limitations, we believe this is not a permissible limit on the scope of the asset representations review under General Instruction I.B.1(b) of Form SF-3. Please revise. See also Section V.B.3(a)(2)(c)(i)(b) of the Regulation AB 2 Adopting Release. Please also revise your prospectus where appropriate to disclose this term of the asset representations review.

Please contact Kayla Roberts at (202) 551-3490 or me at (202) 551-3674 if you have questions.

Sincerely,

/s/ Michelle Stasny

Michelle Stasny
Special Counsel
Office of Structured Finance

cc: Mark W. Redman, Esq., BMW Group
        Reed D. Auerbach, Esq., Morgan, Lewis & Bockius LLP